

May 17, 2007

Via Facsimile (586) 446-1783 and US Mail

Edwin L. Herbert
Vice President and General Counsel
Asset Acceptance Capital Corp.
28405 Van Dyke Avenue
Warren, MI 48093

Re: Asset Acceptance Capital Corp.
           Schedule TO-C filed April 24, 2007
           Schedule TO-C filed on April 26, 2007
           Schedule TO-C filed on May 4, 2007
           Schedule TO-I filed on May 9, 2007
           SEC File No. 5-80445

Dear Mr. Herbert:

We have reviewed the filings listed above and have the following comments. All defined terms have the same meaning as in the tender offer materials, unless otherwise indicated. "You" and its derivatives as used here refer to Asset Acceptance Capital Corp.

Schedule TO – Offer to Purchase dated May 9, 2007 and filed as Exhibit (a)(1)(i)

General

1. We note the disclosure on the cover page of the Offer to Purchase that AAC has entered into a Stock Repurchase Agreement pursuant to which it has agreed to acquire shares held by affiliates after the expiration of this tender offer. It appears that AACC entered into the Stock Repurchase Agreement after the announcement of this tender offer on April 24, 2007. In your response letter, identify the exemption from Rule 14e-5 upon which you are relying to make an arrangement to purchase shares after the announcement of the tender offer but outside of the tender offer. Specify the facts which you believe support your reliance on the exemption identified.

2. Generally revise the disclosure in the Offer to Purchase to explain why you entered into the Stock Repurchase Agreement. We note the disclosure that you did so in order to maintain each Seller's pro rata ownership percentage interest in AACC. However,

expand to explain why was deemed desirable or important from the perspective of AACC.

Summary Term Sheet, page 2

3. Include a brief statement as to the accounting treatment of this issuer tender offer, or explain in your response letter why you do not believe such disclosure is material in the context of this transaction. See Item 1004(a)(1)(xi).

4. Please quantify the interests of directors and officers in this tender offer, particularly those affiliated with AAC Quad-C. That is, state the total dollar amount (or range) that the company will pay to officers and directors affiliated with AAC Quad-C pursuant to the Stock Repurchase Agreement.

5. Disclose that shareholders seeking to maximize the chance that their shares will be purchased may tender without specifying a price per share by checking "Box B" on the letter of transmittal. Discuss the implications of choosing this option. For example, since these shares are typically considered available for purchase at the lowest price in the range, checking Box B may have the effect of decreasing the price paid per share in the tender offer.

Section 2. Purpose of the tender offer; certain effects of the tender offer; plans and proposals, page 16

6. Expand the discussion of the purpose of and reasons for the issuer tender offer to address the risks to your business going forward as a result of the "substantial amount of indebtedness" you will take on to finance the tender offer. That is, on page 4 you list a number of risks to your business going forward resulting from $150 million new credit facility you will enter into in order to fund the offer. Discuss how you considered the financial impact on the company described on page 4 in deciding to undertake this transaction.

Determination of Validity, page 24

7. Refer to the disclosure in the first paragraph of this section. Revise the disclosure in this section to clarify that you may not waive any *condition* of the tender offer as to particular shares or particular shareholders.

Section 9. Source and Amount of Funds, page 31

8. We note that this tender offer is explicitly conditioned on AACC's ability close on the new credit facility being used to fund the purchase of tendered shares. Under Item 1007(b) of Regulation M-A, you are required to summarize each loan agreement. You have described the possible terms of the new credit facility on page 32 of the Offer to

Purchase, with the caveat that "No assurance can be given that we will be able to negotiate acceptable terms for the Proposed Facilities as contemplated in the Commitment Letter." Therefore, once you close on the new credit facility, please amend the Schedule TO to describe the actual terms of the new loan agreement. In addition, the credit facility should be filed as an exhibit to the Schedule TO.

9. Refer to our last comment above. The terms of the actual credit facility may also impact disclosure in other areas of the Offer to Purchase, such as the pro forma financial statements you present in Section 10 which as you know, are based on certain assumptions concerning the terms of the credit facility. Please make changes throughout the disclosure documents, as appropriate, once the terms of the loan agreement are set.

10. See our last two comments above. Since this tender offer is expressly conditioned on the closing of the credit facility, once this occurs, you must amend the Schedule TO to provide the required disclosure. In addition, we believe that the satisfaction of the financing condition constitutes a material change in the terms of the offer, requiring that the tender offer remain open for at least five business days after revised disclosure is disseminated to shareholders. Please confirm your understanding in your response letter.

Closing Comments

Please respond to the above comments promptly. If you do not agree with a comment, tell us why in your response letter. Where you do make changes to the offer materials as a result of our comments above, include a page citation in your response letter indicating where the requested changes appear in the revised materials. Be aware that we may have additional comments based on your comment responses.

We urge all filing persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide, in writing, a statement from AACC acknowledging that:

- It is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions please do not hesitate to contact me at (202) 551-3263.

Very truly yours,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions